SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           FAMOUS INTERNET MALL, INC.
                           --------------------------
                 (Name of Small Business Issuer in its Charter)


NEVADA                                      33-0786959
------                                      ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


11974 Avenida Consentido, San Diego, California        92128
-----------------------------------------------        -----
(Address of principal executive offices)               (zip code)


Issuer's telephone number:  (619) 675-4449

Securities to be registered under Section 12(b) of the Act:


         Title of each class                Name of each exchange on which
         To be so registered                each class is to be registered

           Common Stock                          OTC Bulletin Board
           ------------                          ------------------



Securities to be registered under Section 12(g) of the Act:


--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

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                                TABLE OF CONTENTS

COVER PAGE                                                                    1

TABLE OF CONTENTS                                                             2

PART 1                                                                        3

         DESCRIPTION OF BUSINESS                                              3

         DESCRIPTION OF PROPERTY

         DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         REMUNERATION OF DIRECTORS AND OFFICERS

         SECURITY OWNERSHIP OF MANAGEMENT AND
                  CERTAIN SECURITYHOLDERS

         INTEREST OF MANAGEMENT AND OTHERS IN
                  CERTAIN TRANSACTIONS

         SECURITIES BEING OFFERED

PART II

         MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS
                  COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         LEGAL PROCEEDINGS

         CHANGES IN AND DISAGREEMENTS WITH ACCOUTANTS

         RECENT SALES OF UNREGISTERED SECURITIES

         INDEMNIFICATION OF DIRECTORS AND OFFICERS

PART F/S

         FINANCIAL STATEMENTS

PART III

         INDEX TO EXHIBITS

SIGNATURES

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                                     PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

Item 6. Description of Business

                                    BUSINESS

The Company is a development stage company. The Company was incorporated in Nevada on February 5, 1998, as "Mall of Fame, Inc.", with authorized capital of fifty million (50,000,000) shares of common stock, par value $0.001 per share. On September 15, 1998 the Company amended its Articles of Incorporation to change the name of the Company from "Mall of Fame, Inc." to "Famous Internet Mall, Inc.".

On February 6, 1998, the Company commenced an offering, pursuant to Regulation D of the Securities Act of 1933 (the "Act"), Rule 504, of up to 2,000,000 shares of its common stock at a price of $0.05 per share. This offering was conducted in order to raise money for working capital and inventory and was broken down as follows: $25,000 for computer and office equipment, $20,000 for consulting fees, $20,000 for web site development, $12,000 for officers salaries, $10,000 for legal and accounting fees, $8,000 for working capital, and $5,000 for miscellaneous expenses. On March 17, 1998, this offering was completed with all shares being sold and issued for a total of $100,000 being received by the Company. A Form D was filed on March 2, 1998, and an amendment, or thhe closing Form D, was filed on April 17, 1998.

The going opinion of the independent accountant, as disclosed in the Company's Independent Auditors Report attached to part F/S, is as follows:

     "We have audited the balance sheet of Mall of Fame, Inc. (a development stage company) as of March 20, 1998 and the related statements of operations, shareholders' equity, and cash flows for the period from February 5, 1998 (inception) through March 20, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

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     In our opinion,  the  financial  statements  referred to above present fairly, in all material aspects, the financial position of Mall of Fame, Inc. as of March 20, 1998, and the results of its operation and its cash flows for the period from February 5, 1998 (inception)
     through  March  20,  1998  in  conformity   with  generally   accepted
     accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note H to the financial statements, the Company has incurred significant operating losses and limited supply of cash, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note H. The financial statements do not include any adjustments the might result from the outcome of this uncertainty."

The consumer may access the Company over the Internet at the Company's Web site. To access the Company's products, a user simply visits the Company's Web site at http:/www.themalloffame.com.

The Company was has created and designed a fully functional, interactive Internet Web Site which allows the public to access an Internet shopping mall that markets and sell the products and/or services of celebrities (such as movie and television stars, professional athletes, and professional musicians).

Industry Background

Growth of the Internet. The Internet has grown rapidly in recent years, spurred by developments such as easy-to-use Web browsers, the availability of multimedia personal computers ("PCs"), the adoption of more robust network architectures, and the emergence of quality Web-based content and commercial applications. The broad acceptance of the Internet Protocol ("IP") standard has also led to the emergence of intranets and the development of a wide range of non-PC devices that allow consumers to access the Internet and intranets. E-Land estimates that the number of Web consumers worldwide will increase from approximately 36 million at the end of 1997 to approximately 142 million by the end of 2002. This represents an average annual growth rate of 79 percent. The following graph illustrates historic and projected use of the Internet:

[GRAPHIC OMITTED]

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Much of the Internet's  rapid  evolution  towards  becoming a mass medium can be attributed to the accelerated pace of technological innovation, which has expanded the Web's capabilities and qualitatively improved users' on-line experiences. Most notably, the Internet has evolved from a mass of static, text-oriented Web pages and e-mail services to a much richer environment, capable of delivering graphical, interactive multimedia content.

The Internet as a New Medium for Advertising.

The rapidly increasing number of Web consumers and the ubiquitous access to the Internet, both in the United States and internationally, have resulted in the emergence of the Web as a new mass medium for advertising. An independent study conducted by E-land estimates that the number of Web consumers doubled during 1996 to 19 million. A high rate of growth is expected to continue over the next few years with over 140 million consumers anticipated by the year 2002, including 64 million consumers in the United States alone.

The  proliferation  of  workstations  and  personal  computers  served  by local networks has also resulted in the rapid increase in the number of potential recipients of electronically distributed information. Forester Research estimates that electronic delivery of information to corporate desktops alone will generate approximately $800 million in revenues by the year 2001. The Global Internet Project estimates that the amount of information on the Internet is doubling each year and that the number of pages currently on the Internet is approximately 11 million.

The Web is an attractive medium for advertising because of its interactivity, flexibility, targetability, and measurability. Advertisers can reach audiences and target advertisements to consumers with similar demographic characteristics, specific regional populations, and affinity groups of selected individuals. The interactive nature of the Web enables advertisers to determine customer preferences, using these to initiate ongoing commercial relationships with potential customers. Advertisers can easily change their impression levels, and demographic information concerning consumers can be tracked and reported to advertisers. According to e-land, Web advertising in the United States in 1996 was approximately $175 million and is expected to be as high as $8 billion by the year 2002.

The Company has attempted to design its Web site to offer a large and comprehensive selection celebrities and their services and products. The Company is actively engaged in negotiations with numerous other potential entities that may fit into the Company's plans and moreover the development of the Web site, and furthermore, believes that it has many opportunities to quickly expand its service following its election to become a fully-reporting public company.

Initially, however, the Company has pursued a strategy of maturing, or "beta testing", its Web site by offering all access to its products free of charge, partially as a means of encouraging a high level of usage. The Company believes that active usage of the Web site has meaningfully accelerated development by identifying problem areas and promoting the testing refinements. Based on marketing and technical evaluation, the Company is currently initiating a commercial strategy that contains the following elements: advertising, electronic commerce, category product scanner fees, sales, and licensing.

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Eventually,  the Company expects to derive a significant  portion of its revenue from  advertising on it Web site. It intends to use two methods of  advertising:
"banner" advertisements and product sponsorships. Sponsorships enable the Company to charge for focused advertising related to specific entities or products, including inspirational novels or books written by celebrities, to compact discs sold by recording artists. Banner advertisements allow interested consumers to link directly to the advertisers' own Web sites.

The Company is in the process of attempting to sell short-term advertising contracts on a per impression basis or for a fixed-fee based on a minimum number of impressions. Advertisements currently cost $2.00 per 30-second advertisement, while the Company 's banner advertising rates generally range from $20 to $35 per one thousand impressions.

The Company's Web site is divided by type into specialty categories. The Web site presently organizes the content into four categories. The categories include Actors, Athletes, Musicians, and Politicians. The Company currently intends to expand the number of categories during the third quarter of 1999. For each of the categories on the company's Web site, the Company offers a premier sponsorship to an advertiser who desires to be prominently displayed on the Web site. Category sponsorships are currently priced at $20 per one thousand impressions.

To enable advertisers to verify the number of advertisement playbacks or visual impressions made by their advertisements and monitor their advertisement's effectiveness, the Company provides its advertisers with reports showing data on impressions and categories, and then selects advertisements specifically targeted to a particular consumer's personal profile.

The Company intends to maximize its resources by contracting 3rd parties for order fulfillment of physical merchandise; however, the Company will collect a commission-based fee for all sales.

Demand for access to celebrities and their product continues to grow at a phenomenal rate. The Company estimates that over 200 million fans, in the U.S. alone, spend almost $100 billion each year on celebrity related products: from movies and television, to sports, to music, plus the many other forms of entertainment. Fans have an insatiable and desire to know every possible detail about their favorite celebrity. They want to be able to interact in some way with the celebrity and own something that was personalized by him or her. Additionally, certain Celebrities have developed their own line of products which they want to promote and they would welcome a way to assist their business growth and exposure through 24 hour a day interaction with their fans and potential consumers.

Source Transaction Electronic Commerce

The Company has implemented electronic merchandising ("e-commerce") to address the purchasing interests of the ever-increasing number of consumers who are accustomed to buying products over the Internet.

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Distribution Partnerships

The Company intends to develop partnerships with strategic Internet sites to increase the traffic to its Web site categories. The Company is capable of delivering consumers to other companies' Web sites in order to develop additional streams of revenue. Incremental increases in traffic generated from partnership sites will increase the frequency of advertisement impressions on the company's Web site. The Company believes it can significantly increase total advertising revenue from the increased traffic generated by partnered sites.

Web Site Design and Development. The Company intends to establish a "virtual mall" where celebrities and famous people can present and sell any of their products and/or services. Fans will be able to visit the Mall and purchase products from a celebrity via credit and debit card orders. The transaction will be able to be placed on-line (via a secured transaction) or fans will have the option of calling a toll free number. The Company's site will allow the estimated 60 million Internet users world-wide to have continual access to their favorite celebrities products, 24 hours a day, seven days a week! Celebrities with large fan followings will be listed on the site at no charge. Additional Web pages may be designed for certain celebrities if the management of the Company determines that it is in their best interest. Management has already begun discussions with a number of celebrities who have expressed strong interest. The Company plans to design the site to accommodate up to 10,000 celebrities and famous people.

World Wide Web Publishing Services. The Company offers a number of Internet publishing services to its subscribers, including; (i) Web graphic design, (ii) User interface design, (iii) Content creation and management, and (iv) Secure financial transactions.

Web Graphic design. The Company's user interface design service focuses on maximizing the ease with which Internet users can navigate through and use a customer's Web site, regardless of the particular Internet software used. Specifically, the Company makes recommendations as to which information should be presented and what types of layouts and information organizations should be used.

User Interface Design. The Company's Web graphic design and content creation and management services assist customers in translating existing text and graphics into HTML (hypertext markup language), an Internet publishing language, or other Internet-compatible protocols. The Company also offers assistance to its customers in developing, planning, and implementing a management process for the customers' publication data and its appearance on the Internet.

Marketing and Sales

The Company attracts consumers to its Web site primarily through Web-based promotions. These can take the form of either advertisements on other targeted Web sites or e-mail directed at selected Internet consumers. This use of e-mail is the Internet version of direct marketing, and the Company feels it shall be proven to be an important method by which the Company may continue to promote its Web site to an increasing number of registered consumers. To a lesser extent, the Company plans to attract new customers through more traditional media, such as print advertisements and spots on drive-time radio.

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The Company's  in-house  sales force  develops and  implements  its  advertising
strategies,    including   identifying   strategic   accounts   and   developing
presentations and promotional materials. As of July 1, 1999, the Company employs one person to carry out its sales and marketing activities. That person has been assigned to all the product industry segments and solicits advertising contracts from companies in those industries and their agencies. The Company plans to increase the size of its sales force as sales increase.

The Company also enters into cross-marketing relationships with other Web sites. By putting click-through banners on other Web sites, traffic generated on one Web site has the ability to move easily to the Company's Web site by simply clicking on the banner.

Manufacturing

The Company does not plan to become a manufacturer or producer of any of the services or products of the entities listed on its Web site.

Research and Development

Since its inception, the Company has devoted significant time and some financial resources to research and development activities to develop its current products and services. The Company anticipates that a portion of its ongoing operations will continue to include research and development activities due to the rapid technological evolution of Internet-based commerce. Research and development expenditures were less than $1,000 in 1998. There is no assurance that the Company will successfully develop these products or services, or that competitors will not develop products or services sooner or products or services that are superior to the Company's product or service offerings.

Patents, Trademarks and Proprietary Rights

The Company has not filed any patent applications with respect to its business. Although the Company does not believe that would presently provide a competitive advantage, there is no assurance that in the future patent protection will not be of substantial importance to the Company's business and future prospects.

There is no assurance that a court having jurisdiction over a dispute challenging their validity will not hold patents that may be issued to the Company in the future invalid or unenforceable. Even if patents are upheld and are not challenged, third parties might be able to develop equivalent technologies or products or services without infringing such patents or the Company could be required to expend substantial funds in order to defend its patents.

There is no assurance that any particular aspect of the Company's technology will not be found to infringe the rights of other companies. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology useful or necessary to the Company's business. The extent to which

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the Company may be required to seek licenses  under such  proprietary  rights of third parties, and the cost or availability of such licenses, cannot be predicted. While it may be necessary or desirable in the future to obtain licenses relating to one or more of its proposed products or relating to current or future technologies, there is no assurance that the Company will be able to do so on commercially reasonable terms, if at all.

There is no assurance that the measures taken by the Company will adequately protect the confidentiality of the Company's proprietary information or that others will not independently develop products, services or technologies that are equivalent or superior to those of the Company. Moreover, the Company may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights to others. If competitors of the Company prepare and file applications in the United States that claim trademarks used or registered by the Company, the Company may oppose those applications and be required to participate in proceedings before the United States Patent and Trademark Office to determine priority or rights to the trademark, which could result in substantial costs to the Company. Similarly, actions could be brought by third parties claiming that the Company's products infringe patents owned by others. An adverse outcome could require the Company to license disputed rights from third parties or to cease using such trademarks or infringing products.

Any litigation regarding the Company's proprietary rights could be costly and divert management's attention, result in the loss of certain of the Company's proprietary rights, require the Company to seek licenses from third parties and prevent the Company from selling its products and services, any one of which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, inasmuch as the Company obtains a substantial portion of its content and all of its products from third parties, its exposure to copyright infringement actions may increase because the Company must rely upon such third parties for information as to the origin and ownership of such licensed content or products. The Company generally attempts to obtain representations as to the origins and ownership of such licensed content or products and generally obtains indemnification to cover any breach of any such representations; however, there can be no assurance that such representations will be accurate or that such indemnification will adequately protect the Company.

Competition

The Company will face intense competition in every aspect of its business, including competition for consumers celebrity products and services. The business of using the Internet as a medium is currently experiencing explosive growth and is characterized by extremely rapid technological developments, rapid changes in consumer habits and preferences, massive infusions of capital, and the emergence of a large number of new and established companies with aspirations to control as much of the Web products distribution process as possible. A relatively small number of these companies, including America On Line and Yahoo!, currently control primary or secondary access of significant percentages of all Internet consumers and, therefore, have a competitive advantage in marketing to those consumers. Other large and established companies, such as local and long distance telephone companies, cable companies, satellite programming providers, and others, have established relationships with large customer bases and are rapidly expanding into the provision of Internet

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services. Although the Company does not believe that any of these companies have financial, technological, promotional and other resources that are much greater than those available to the Company. Most larger competitors could purchase technology to provide services directly competitive with the Company.

The Company competes with (i) other Web sites and Internet broadcasters to acquire and provide celebrity products and/or services to attract consumers,
(ii) online services, other Web site operators and advertising networks, as well as traditional media such as television, radio and print, for a share of advertisers' total advertising budgets, (iii) local radio, and television stations and national radio and television networks for sales of advertising spots, (iv) other Web site operators engaged in e- commerce, and (v) specialty celebrity related product/service wholesalers and retail stores.

Competition among Web sites that provide access to consumer products is intense and is expected to increase significantly in the future. The Company competes against a variety of businesses that sell similar interests through one or more media, such as print, radio, television, cable television and the Internet. Traditional media companies that have not established a significant presence on the Internet may expend resources to establish such a presence in the future. The Company competes generally with other celebrity related interests for the time and attention of consumers and for advertising revenues. To compete successfully, the Company must contract to obtain and then provide over the Web sufficiently compelling and popular celebrity products to attract consumers and support advertising intended to reach such consumers. The Company believes that the principal competitive factors in attracting Internet consumers include the quality of products offered and the relevance, timeliness, depth and breadth of content and services offered. The Company also competes for the time and attention of Internet consumers with thousands of Web sites operated by businesses and other organizations, individuals, governmental agencies and educational institutions. The Company expects competition to intensify, and the number of competitors to increase significantly in the future. In addition, as the Company expands the scope of its products and services, it will compete directly with a greater number of Web sites and other media companies. Because the operations and strategic plans of existing and future competitors are undergoing rapid changes, it is extremely difficult for the Company to anticipate which companies are likely to offer competitive services or products in the future.

The Company also competes with online services, other Web site operators and advertising networks, as well as traditional media, such as television, radio and print, for a share of advertisers' total advertising budgets. The Company believes that the principal competitive factors for attracting advertisers include the number of consumers accessing the Company's Web site, the demographics of the Company's consumers, the Company's ability to deliver focused advertising and interactivity through its Web site, and the overall effectiveness and value of advertising offered by the Company. There is intense competition for the same advertising on high-traffic Web sites, which has resulted in a wide range of rates quoted by different vendors for a variety of advertising services, making it difficult to project levels of Internet advertising that will be realized generally or by any specific company. Any competition for advertisers among present or future Web sites, as well as competition with other traditional media for advertising placements, results in significant price competition. The Company believes that the number of companies

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selling  advertising  and the  available  inventory  of  advertising  space have recently increased pricing pressure for the sale of advertisements. Reduction of the Company's Web advertising revenues would have a material adverse effect on the Company's business results of operations and financial condition. There is no assurance that the Company will be able to compete in its chosen market.

Government Regulation

Although there are currently few laws and regulations directly applicable to the Internet, it is likely that new laws and regulations will be adopted in the United States, and elsewhere, covering issues like copyrights, privacy, pricing, sales taxes and characteristics and quality of Internet services. It is possible that governments will enact legislation that may be applicable to the Company in areas such as content, network security, encryption and the use of key escrow, data and privacy protection, electronic authentication or "digital" signatures, illegal and harmful content, account charges and retransmission activities. Moreover, the applicability to the Internet of existing laws governing such issues such as property ownership, content, taxation, defamation and personal privacy and commercialization of the Internet is presently uncertain and, as a result, do not expressly contemplate or address the unique issues of the Internet and related technologies. As such, export or import restrictions, new legislation or governmental enforcement of existing regulations may limit the growth of the Internet, increase the Company's cost of doing business, or increase the Company's legal exposure, which could have a material adverse effect on the Company's business, financial condition and results of operations.

By distributing products over the Internet, the Company faces potential liability claims based on the nature and content of the material that it distributes, including claims for defamation, negligence, copyright, patent or trademark infringement, which claims have been brought, and sometimes successfully litigated, against Internet companies. The Company's general liability not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

Plan of Operations

The Company has formulated a plan of operations for the next twelve months as detailed below. The Company intends to use the net proceeds of its Internet sales and credit line, if and when established, to improve its inventory, Web site advertising and promotions.

In the Company's opinion, proceeds from possible future equity funding and loans will satisfy its cash requirements for the next twelve months. The Company has financed its operations since inception from the sale of equity. During the next six months certain funds will need to be raised. The Company has no engineering, management or similar report that has been prepared or provided for external use by the issuer or underwriter.

By the end of fiscal 1999, the Company plans to have successfully introduced its product and service lines on the Internet and eliminated any technical complications concerning its Web Site. In order to implement the strategic plan and meet the Company's anticipated working capital needs, the Company estimates that it will require $100,000 in capital.

Despite low cash reserves, additional funds may be required in order to proceed with the business plan outlined above. These funds would be raised through additional private placements or other financial arrangements including debt or equity. There is no assurance that such additional financing will be available when required in order to proceed with the business plan or that the Company's ability to respond to competition or changes in the market place or to exploit opportunities will not be limited by lack of available capital financing. If the Company is unsuccessful in securing the additional capital needed to continue operations within the time required, the Company will not be in a position to continue operations and the stockholders may lose their entire investment.

Employees

As of July 1, 1999, the Company has one full-time employee who is primarily engaged in marketing and sales. Because the Company is in a developmental stage, two part-time consultants provide services to the Company in the areas of ongoing Web site support research and development and financial consulting. The Company makes use of additional outside consultants and independent contractors to perform various functions, such as legal matters, programming, engineering, development, and accounting. The Company believes this approach not only allows it to limit expenses, but also provides maximum flexibility to react to a changing Internet business environment. The Company's employees are not represented by a labor union. The Company believes that its employee relations are good.

The Company's executive offices are located at 11974 Avenida Consentido, San Diego, California 92128 in an approximately 300 square foot space. This space, which houses all of the Company's current operations, is leased on a month-to-month rental agreement. The monthly base rental payment under the agreement is approximately $300.

The Company expects to have two full-time employees by the end of 1999. The President will perform a multitude of company functions. A full-time office manager will be added in the second year, which would include bookkeeping, as well as accounts receivable and payable.


Legal Proceedings

The Company is not presently a party to any material litigation.


Item 8. Directors, Executive Officers and Significant Employees

The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and certain biographical information.

Joseph G. Lucidi, 52, is the President and Chairman of the board. Mr. Lucidi is currently serving as President and is also a Member of the Board of Directors. His job responsibilities include general supervision and control of all of the business and affairs of the Corporation. Mr. Lucidi's accomplishments in the past, financially speaking, began back in 1973, when he purchased the Bar &

Restaurant Supply Co. for $17,000 and later sold it in 1976 for $205,000. In 1974, he started a Milwaukee Electric Tool business and within two years, built it into the largest dealership in the State of Michigan. He started this business with relatively no cash and some minor inventory, and sold it in 1980 for $100,000. In 1975, he started a small drywall business and ran it for two years, before deciding to dissolve the business in 1980, and it made approximately $20,000 a year net profit. In 1976 he purchased and A&W Restaurant for $135,000, and later sold the business in 1979 for $270,000. In 1982, after selling all of his assets in the State of Michigan, he moved to California and started Zips Tummy Buster, a submarine sandwich and pizza restaurant, in Kearny Mesa. The original Zips Tummy Buster was built for about $100,000 and later sold for $360,000. Between 1984 and 1989, Mr. Lucidi would build and operate five (5) more Zips Tummy Busters in the San Diego area, all of which were eventually sold for a gross profit in excess of $550,000. In 1988 he acquired the Hamburger Factory for a purchase price of $80,000, which at the time was grossing about $165,000.

Christopher Q. Lucidi, 21, is the Vice-President, Secretary, Treasurer and a Director of the Company. Mr. Lucidi is currently the Vice President and a Member of the Board of Directors. Prior to this position, Mr. Lucidi was the Chief of Operations Officer, Secretary, Treasurer and a member of the Board of Directors for Celebrity Network, Inc., a full service Internet site involving celebrities, conducting business similar to the Company's proposed plans. With this in mind, Mr. Lucidi poses to be a valuable asset to the Company. His responsibilities while working with Celebrity Network included setting up and maintaining all accounting records including accounts payable, accounts receivable, payroll, taxes, and all incorporation filings, and business licenses. He was also in charge of supervising day to day operations of Celebrity Network including the marketing of their web site. Mr. Lucidi will apply his past knowledge in these fields to help make the Company a success.

Item 9. Remuneration of Directors and Officers

The following table sets forth certain information as to the compensation awarded to the Company's executive officers and directors for the fiscal year ended December 31, 1998 and for the fiscal year which will end on December 31, 1999. No other compensation was paid or will be paid to any such officers other than the cash compensation set forth below.



                      Annual Compensation                Long Term Compensation
                      -------------------                ----------------------
                                                            Other     Restricted
                                                            Annual       Stock    Options/    LTIP        All Other
Name                   Title    Year   Salary    Bonus   Compensation   Awarded   SARs(#)   payouts($)  Compensation
----                   -----    ----   ------    -----   ------------   -------   -------   ----------  ------------
Joseph G. Lucidi       PRES.,   1998   $0         $0         $0           -0-       -0-        -0-           $0
                       COB      1999   $0         $0         $0           -0-       -0-        -0-           $0

Christopher Q. Lucidi  VP,      1998   $12,000    $0         $0           -0-       -0-        -0-           $0
                       TRES.,   1999   $0         $0         $0           -0-       -0-        -0-           $0
                       SEC.,
                       Director


In fiscal 1998, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $12,000.00. There is no plan to pay any sort of compensation to the executive officers and directors for services in fiscal 1999.

Item 10. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of July 1, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than five percent of the Company's Common Stock, including options, outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.



(1)              (2)                              (3)                    (4)
                 Name and address of              Amount and Nature
Title of Class   beneficial owner                of beneficial owner     Percent
--------------   ----------------                -------------------     -------

Common Stock     Christopher Q. Lucidi                 3,000,000          60.0%
                 11962 Stoney Peak Drive, #1225        Restricted
                 San Diego, California 92128

Item 11. Interest of Management and Others in Certain Transactions

The Company has retained the services of Entrepreneur Investments, LLC ("EILLC"), a private investment banking firm that specializes in assisting select companies with equity investment. EILLC provides guidance and consultation to the Company, primarily in the areas of preparing the private placement offering memorandum, corporate finance and public market development. The Company will pay a cash fee of $20,000 as compensation for services to be rendered by EILLC.

Item 12. Securities Being Offered

No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(b) of the Securities Exchange Act of 1934.

The Company has 50,000,000 common shares authorized. Each share of Common Stock is entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available for any of the Company's securities. Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of Common Stock after-any required distribution to the holders of the preferred stock. All shares of Common Stock outstanding are fully paid and non-assessable and the shares will, when issued upon payment therefore as contemplated hereby, be fully paid and non-assessable.

Each holder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders. As quasi-California corporation under section 2115 of the California Corporations Code, the Company's shareholders are entitled to cumulative voting in the election of directors. The Company has no shares reserved for its directors and consultants under a stock option plan.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

There is currently a limited public market for the Company's stock, as it is listed on the NQB Pink Sheets. The Company has never paid dividends. At present, the Company does not anticipate paying any dividends on its Common Stock in the foreseeable future and intends to devote any earnings to the development of the Company's business.

Item 2. Legal Proceedings

There are no legal proceedings pending or threatened against the Company.

Item 3. Changes In and Disagreements With Accountants

The Company has had no changes in or disagreements with its Accountants since inception.

Item 4. Recent Sales of Unregistered Securities

On February 6, 1998, the Company commenced an offering, pursuant to Regulation D of the Securities Act of 1933 (the "Act"), Rule 504, of up to 2,000,000 shares of its common stock at a price of $0.05 per share. On March 17, 1998, this offering was completed with all shares being sold and issued for a total of $100,000 being received by the Company, consisting of a total of 24 accredited and 11 unaccredited investors. The proceeds from this offering were used for working capital, legal and accounting fees, consulting fees and office equipment.

Item 5. Indemnification of Directors and Officers

So far as permitted by the Nevada Revised Statutes, the Company's Articles of Incorporation provide that the Company will indemnify its Directors and Officers against expenses and liabilities they may incur and defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company Directors or Officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 19-314, as amended, (collectively, the "Acts") may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

                                    PART F/S

Financial Statements

The issuer only has available audited financial statements for the current fiscal year.

                                    PART III

Exhibits

Item 1. Index to Exhibits

          Exhibit 3
                     3a.  Articles
                     3b.  Bylaws
          Exhibit 28
                     28a. Consent of Accountant
                     28b. Consent of Attorney
          Exhibit 99
                     99a. Private Placement Memorandum dated February 6, 1999

Item 2. Description of Exhibits

As listed in the above Index, the appropriate exhibits are being filed. The additional exhibits are marked and filed. The issuer is not a Canadian issuer and is not filing a written consent and power of attorney.

                                   SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on July 1, 1999.

                                           FAMOUS INTERNET MALL, INC.



                                           /s/ Christopher Q. Lucidi
                                           -------------------------------------
                                           Christopher Q. Lucidi, Vice-President